SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F     X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: July 29, 2004		Signed: Robert V. Horte
	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, July 29, 2004

Second-quarter 2004
CPR REPORTS STRONG BUSINESS GROWTH, RISE IN INCOME

➢	Diluted earnings per share up 23% (1)
➢	Operating ratio improves 1.7 points to 78% (1)
➢	Revenue surpasses $1 billion
➢	Operating income rises 19% (1)

(1) Non-GAAP earnings measures. These measures exclude foreign exchange gains and losses on long-term debt and a 2003 special charge. See explanation under “Presentation of Non-GAAP Earnings” below.

CALGARY – Canadian Pacific Railway said strong growth in five of its seven business lines in the second quarter of 2004 pushed revenue past the $1-billion mark. The revenue increase helped drive net income up 146 per cent to $84 million in the quarter ended June 30. This compares with second-quarter 2003 net income of $34 million, which included a special charge for job reductions, an asset write-down and network restructuring. Diluted earnings per share (EPS) in second-quarter 2004 were up 141 per cent to $0.53, from $0.22.

Excluding foreign exchange gains and losses on long-term debt and the 2003 special charge, income increased 23 per cent to $104 million in the second quarter of 2004, compared with $84 million in second-quarter 2003. On the same basis, diluted EPS were $0.65, compared with $0.53.

Rob Ritchie, President and Chief Executive Officer of CPR, said: “I am pleased with our performance this quarter. We handled significantly higher volumes of freight and still maintained a fluid level of operations. There has been steady improvement in most of our productivity measures and the overall results we expected to see are materializing.”

CPR’s operating income in the second quarter of 2004 increased 19 per cent to $221 million, from $186 million in last year’s second quarter, excluding the special charge. Its operating ratio for the three-month period was 78 per cent, a 1.7 percentage-point improvement.

Total revenues in the second quarter of 2004 were $1,005 million, an increase of $91 million, or 10 per cent, over $914 million in the same period of 2003.

➢	Bulk commodities generated $55 million, or almost two-thirds of the increase, reflecting continuing strong demand.

➢	Intermodal revenue increased a further $21 million, or 9 per cent in the second quarter of 2004, on top of a record second-quarter 2003.
➢	Revenues from industrial products were up $13 million, or 14 per cent, reflecting the North American economy’s strength.

Operating expenses were $784 million in the second quarter of 2004, compared with $728 million the same period last year, excluding the special charge.

➢	Compensation and benefits expense increased $37 million, or 13 per cent. More than half the increase was due to a normal level of performance-based incentive compensation included in second-quarter 2004 results, compared with the same period of 2003. There were also higher temporary costs to train additional crews.
➢	Depreciation and amortization expense was up $12 million, or 13 per cent, reflecting CPR’s investment in additional assets.
➢	Purchased services expense increased $10 million, or 7 per cent. More than half the increase was due to outsourcing CPR’s computing infrastructure, partly offset by associated savings in other areas of expense.

Translation of U.S. dollar-denominated revenues and expenses into the stronger Canadian dollar had only a minor impact on second-quarter 2004 earnings. Revenues and expenses were reduced by approximately $22 million and $18 million, respectively, and there was virtually no impact on net income excluding foreign exchange gains and losses on long-term debt and the special charge.

Continued efficiencies from scheduled operations and a favourable hedge position largely offset the effects of a sharp increase in fuel prices and fuel consumed to move significantly more freight. CPR also adopted an improved fuel surcharge formula that ties surcharges more closely to current prices.

Progress continued on CPR’s MaxStax initiative to increase efficiency and margins in the intermodal business. CPR has completed about 80 per cent of its program to convert its intermodal fleet to high-capacity double-stack freight cars and is on track to achieve its goal of a 16-per-cent productivity improvement on intermodal trains. CPR also continued its disciplined approach to managing capacity, introducing an allocation system for import container traffic to eliminate demand surges.

CPR began implementation of its restructuring initiative to improve the profitability of its northeastern U.S. network. An agreement was reached with Norfolk Southern Railway to exchange trackage rights, freight haulage and rail yard operations in key areas of the region. The agreement, announced June 30, will also provide CPR with a new route between Detroit and Chicago that will be the shortest, fastest lane between the two hubs.

FIRST-HALF RESULTS

Net income was $107 million in the first six months of 2004, compared with $136 million in the same period of 2003. The decline was due to a loss on foreign exchange on long-

term debt in the first half of 2004, compared with the first half of 2003 when CPR posted foreign exchange gains on long-term debt, partly offset by the 2003 special charge. Diluted EPS were $0.67 in the first half of 2004, compared with $0.86 in the year-earlier period.

Income, excluding the foreign exchange gains and losses on long-term debt and special charge, was $141 million in the first half of 2004, compared with $121 million in the same period of 2003. On the same basis, diluted EPS were $0.89 in the first six months of 2004, compared with $0.76.

Operating income was up 11 per cent to $337 million in the first half of 2004, compared with $304 million in first-half 2003, excluding the special charge. CPR’s operating ratio improved by almost a full percentage point to 82.2 per cent.

In the first six months of 2004, total revenues were $1,891 million, an increase of $98 million, and expenses, excluding the special charge, were $1,555 million, an increase of $66 million over the same period of 2003.

The translation impact of the stronger Canadian dollar reduced first-half 2004 revenues and expenses by approximately $81 million and $64 million, respectively. Excluding foreign exchange gains and losses on long-term debt and the special charge, income was reduced by approximately $4 million.

2004 OUTLOOK

“We expect freight volumes to remain robust for the remainder of 2004. To help handle the workload, we added 41 fuel-efficient, high-performance locomotives in the second quarter, and will bring another 34 on line in the fourth quarter,” Mr. Ritchie said. “We will continue to pursue value pricing opportunities created by the favourable conditions in our markets.”

He said CPR still expects diluted EPS growth, excluding foreign exchange gains and losses on long-term debt and other specified items, of between 5 per cent and 10 per cent in 2004 over restated and adjusted EPS of $2.07 in 2003, despite significantly higher fuel prices. This is based on a near-normal grain crop in Canada and includes the impact of the change in tax rates in the province of Ontario, oil prices averaging US$37 per barrel and an average exchange rate of $1.34 per U.S. dollar (US$0.75).

RESTATEMENT OF COMPARATIVE FIGURES FOR 2003

Comparative figures for prior periods have been restated for retroactively applied accounting changes. The changes relate to the implementation of new accounting rules under Canadian Generally Accepted Accounting Principles (GAAP) for asset retirement obligations introduced in the first quarter of 2004 and for the expensing of stock options introduced in the fourth quarter of 2003. The combined impact of the changes is an increase of $5 million in net income, or $0.04 in basic EPS previously reported for the second quarter of 2003. Notes 2, 7 and 10 to the financial statements further describe the impact of the accounting changes.

FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS

In the second quarter of 2004, CPR had a foreign exchange loss on long-term debt of $20 million ($20 million after tax), compared with a gain of $98 million ($92 million after tax) in the same period of 2003. There were no other specified items in the second quarter of 2004. However, other specified items in the second quarter of 2003 totaled $215 million ($141 million after tax) for a program to eliminate 820 job positions over the 2003-2005 period, a write-down to fair value of under-performing assets, and the restructuring of CPR’s northeastern U.S. network.

In the first half of 2004, CPR had a foreign exchange loss on long-term debt of $33 million ($34 million after tax), compared with a gain of $169 million ($156 million after tax) in the same period of 2003. There were no other specified items in the first half of 2004. Other specified items in the first half of 2003 were comprised solely of the special charge totaling $215 million ($141 million after tax).

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP earnings to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. Non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, as well as other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. In compliance with Revised CSA Staff Notice 52-306, other specified items are no longer referred to as non-recurring items because it is not possible to conclude that an item or items similar to one or more of those so designated will not occur within the next two years. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

It should be noted that CPR’s earnings, excluding foreign exchange gains and losses on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Revenues
Freight	$959.0	$874.8
Other	45.7	39.3

	1,004.7	914.1

Operating expenses
Compensation and benefits	318.1	281.6
Fuel	107.9	105.4
Materials	45.5	47.7
Equipment rents	60.9	63.2
Depreciation and amortization	102.7	90.9
Purchased services and other	149.0	139.4

	784.1	728.2

Operating income before the following:	220.6	185.9
Special charge for labour restructuring and asset impairment (Note 5)	-	215.1

Operating income (loss)	220.6	(29.2)

Other charges (Note 3)	10.1	8.2
Foreign exchange losses (gains) on long-term debt	20.0	(98.3)
Interest expense (Note 4)	57.1	53.9
Income tax expense	49.7	(27.1)

Net income	$83.7	$34.1

Basic earnings per share (Note 9)	$0.53	$0.22

Diluted earnings per share (Note 9)	$0.53	$0.22

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Revenues
Freight	$1,812.7	$1,709.7
Other	78.6	83.2

	1,891.3	1,792.9

Operating expenses
Compensation and benefits	627.1	568.5
Fuel	207.6	211.0
Materials	99.3	98.0
Equipment rents	119.5	130.1
Depreciation and amortization	202.3	181.6
Purchased services and other	298.9	299.9

	1,554.7	1,489.1

Operating income before the following:	336.6	303.8
Special charge for labour restructuring and asset impairment (Note 5)	-	215.1

Operating income	336.6	88.7

Other charges (Note 3)	14.7	12.7
Foreign exchange losses (gains) on long-term debt	33.3	(169.1)
Interest expense (Note 4)	111.1	112.2
Income tax expense	70.3	(3.1)

Net income	$107.2	$136.0

Basic earnings per share (Note 9)	$0.67	$0.86

Diluted earnings per share (Note 9)	$0.67	$0.86

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2004	2003
		Restated – Note 2
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$305.4	$134.7
Accounts receivable	428.3	395.7
Materials and supplies	137.0	106.4
Future income taxes	89.4	87.4

	960.1	724.2

Investments	104.8	105.6
Net properties	8,415.7	8,219.6
Other assets and deferred charges	913.6	907.3

Total assets	$10,394.2	$9,956.7

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$936.3	$907.0
Income and other taxes payable	13.2	13.5
Dividends payable	20.2	20.2
Long-term debt maturing within one year	270.0	13.9

	1,239.7	954.6

Deferred liabilities	731.8	702.8
Long-term debt (Note 8)	3,344.9	3,348.9
Future income taxes	1,352.3	1,295.8

Shareholders’ equity
Share capital	1,118.8	1,118.1
Contributed surplus	296.9	294.6
Foreign currency translation adjustments	89.2	88.0
Retained income	2,220.6	2,153.9

	3,725.5	3,654.6

Total liabilities and shareholders’ equity	$10,394.2	$9,956.7

Commitments and contingencies (Note 12).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Operating activities
Net income	$83.7	$34.1
Add (deduct) items not affecting cash:
Depreciation and amortization	102.7	90.9
Future income taxes	49.6	(28.3)
Restructuring and impairment charge (Note 5)	-	215.1
Foreign exchange losses (gains) on long-term debt	20.0	(98.3)
Amortization of deferred charges	6.6	5.3
Restructuring payments	(19.5)	(24.1)
Other operating activities, net	(0.8)	(20.9)
Change in non-cash working capital balances related to operations	7.1	(73.3)

Cash provided by operating activities	249.4	100.5

Investing activities
Additions to properties	(188.9)	(168.2)
Other investments	(0.9)	(7.1)
Net proceeds (costs) from disposal of transportation properties	5.8	(0.3)

Cash used in investing activities	(184.0)	(175.6)

Financing activities
Dividends paid	(20.3)	(20.2)
Issuance of shares	0.3	0.2
Net increase in short-term borrowing	-	7.2
Issuance of long-term debt (Note 8)	-	-
Repayment of long-term debt	(0.8)	(368.0)

Cash used in financing activities	(20.8)	(380.8)

Cash position
Increase (decrease) in net cash	44.6	(455.9)
Net cash at beginning of period	260.8	505.7

Net cash at end of period	$305.4	$49.8

Net cash is defined as:
Cash and short-term investments	$305.4	$49.8

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Operating activities
Net income	$107.2	$136.0
Add (deduct) items not affecting cash:
Depreciation and amortization	202.3	181.6
Future income taxes	65.6	(7.0)
Restructuring and impairment charge (Note 5)	-	215.1
Foreign exchange losses (gains) on long-term debt	33.3	(169.1)
Amortization of deferred charges	12.9	10.7
Restructuring payments	(38.0)	(46.2)
Other operating activities, net	(23.2)	(48.6)
Change in non-cash working capital balances related to operations	(8.1)	(118.3)

Cash provided by operating activities	352.0	154.2

Investing activities
Additions to properties	(329.0)	(350.5)
Other investments	(2.4)	(6.2)
Net proceeds from disposal of transportation properties	8.6	1.0

Cash used in investing activities	(322.8)	(355.7)

Financing activities
Dividends paid	(40.5)	(40.4)
Issuance of shares	0.7	0.2
Net increase in short-term borrowing	-	7.2
Issuance of long-term debt (Note 8)	193.7	371.0
Repayment of long-term debt	(12.4)	(371.6)

Cash provided by (used in) financing activities	141.5	(33.6)

Cash position
Increase (decrease) in net cash	170.7	(235.1)
Net cash at beginning of period	134.7	284.9

Net cash at end of period	$305.4	$49.8

Net cash is defined as:
Cash and short-term investments	$305.4	$49.8

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months
	ended June 30
	2004	2003
		Restated – Note 2
	(unaudited)	(unaudited)

Balance, January 1, as previously reported	$2,174.8	$1,856.9
Adjustment for change in accounting policy (Note 2)	(20.9)	(23.5)

Balance, January 1, as restated	2,153.9	1,833.4

Net income for the period	107.2	136.0

Dividends	(40.5)	(40.4)

Balance, June 30	$2,220.6	$1,929.0

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2003 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Hedging transactions
Effective January 1, 2004, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13 (“AcG 13”) “Hedging Relationships.” AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee (“EIC”)-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”. These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million, at December 31, 2003, no longer qualified for hedge accounting for Canadian Generally Accepted Accounting Principles (“GAAP”) purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Deferred Liabilities” in the Consolidated Balance Sheet, and is being recognized in income currently, and in the future, over the term of the originally designated hedged item.

Beginning January 1, 2004, derivative instruments that don’t qualify as hedges and those not designated as hedges are being carried on the Consolidated Balance Sheet at fair value and will result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments was a $5.2-million pre-tax loss for the quarter ended June 30, 2004, and $0.8-million pre-tax loss for the six months ended June 30, 2004, and has been reported as “Loss on non-hedging derivative instruments” in “Other Charges” (see Note 3).

Asset retirement obligations
Effective January 1, 2004, the Company adopted retroactively with restatement the CICA Handbook Section 3110, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s prior practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations.

The result of this restatement was to reduce retained earnings on January 1, 2003, by $23.5 million and future income tax liability by $8.1 million and increase properties by $3.4 million, deferred liabilities by $29.7 million, and foreign currency translation adjustment by $5.3 million. The restatement increased net income by $6.4 million, basic earnings per share by $0.04 and fully diluted earnings per share by $0.04 for the six months ended June 30, 2003.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

2	New accounting policies (continued)

Stock-based compensation
In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA’s Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. For the six months ended June 30, 2003, “Compensation and Benefits” expense was increased by $1.6 million. The adoption caused a $0.01 reduction in basic earnings per share for the six months ended June 30, 2003.

3	Other charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2004	2003	2004	2003

Amortization of discount on accruals recorded at present value	$4.9	$5.3	$9.7	$10.7
Other exchange (gains) losses	(2.9)	0.2	(0.4)	(2.0)
Charges on sale of accounts receivable	0.8	1.2	1.6	2.1
Loss on non-hedging derivative instruments	5.2	-	0.8	-
Other	2.1	1.5	3.0	1.9

Total other charges	$10.1	$8.2	$14.7	$12.7

4	Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2004	2003	2004	2003

Interest expense	$58.5	$55.7	$113.7	$115.3
Interest income	(1.4)	(1.8)	(2.6)	(3.1)

Total interest expense	$57.1	$53.9	$111.1	$112.2

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

5	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This is comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1-million write-down to fair market value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

As a result of the retroactive adoption of the new handbook section relating to asset retirement obligations (see Note 2), the write-down to fair market value of the assets of the D&H of $116.1 million was reduced by $13.4 million. This reduced the overall special charge to $215.1 million.

6	Restructuring and environmental remediation

At June 30, 2004, the provision for restructuring and environmental remediation was $435.0 million (December 31, 2003 - $462.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended June 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$346.8	(1.4)	(14.1)	4.4	1.2	$336.9
Other non-labour liabilities for exit plans	8.9	(0.1)	(0.8)	0.1	0.2	8.3

Total restructuring liability	355.7	(1.5)	(14.9)	4.5	1.4	345.2

Environmental remediation program	93.8	0.1	(4.6)	-	0.5	89.8

Total restructuring and environmental remediation liability	$449.5	(1.4)	(19.5)	4.5	1.9	$435.0

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

6	Restructuring and environmental remediation (continued)

Six months ended June 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$358.2	(1.4)	(30.8)	8.8	2.1	$336.9
Other non-labour liabilities for exit plans	9.2	(0.1)	(1.1)	0.1	0.2	8.3

Total restructuring liability	367.4	(1.5)	(31.9)	8.9	2.3	345.2

Environmental remediation program	94.8	0.1	(6.1)	-	1.0	89.8

Total restructuring and environmental remediation liability	$462.2	(1.4)	(38.0)	8.9	3.3	$435.0

Three months ended June 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2003	Accrued	Payments	of Discount	Impact	2003

Total restructuring and environmental remediation liability	$415.1	127.3	(24.1)	3.2	(8.5)	$513.0

Six months ended June 30, 2003

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2003	Accrued	Payments	of Discount	Impact	2003

Total restructuring and environmental remediation liability	$441.8	127.3	(46.2)	6.6	(16.5)	$513.0

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

7	Asset retirement obligations

The Company recorded two liabilities related to asset retirement obligations (“ARO”) totalling $31.6 million as at January 1, 2004. Prior periods were retroactively restated to be on a comparative basis. The liabilities were discounted at 6.25%.

The accretion expense related to these AROs year-to-date is $1.0 million, offset by payments made of $1.2 million, thereby decreasing the ARO liability to $31.4 million. Accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability is $59.4 million, which, when present valued, is $30.4 million as at June 30, 2004. The payments are expected to be made in 2004 – 2054.

The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The current estimate of the obligation is $13.6 million, which, when present valued, is $1.0 million as at June 30, 2004. For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 40 years.

8	Issuance of long-term debt

In the first quarter, CPR issued 5.41% Senior Secured Notes, maturing 2024, for US$145.0 million to finance the purchase of locomotives. The Notes are secured by specific locomotive units. Equal blended semi-annual payments of principal and interest of US$5.3 million are due on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

9	Earnings per share

At June 30, 2004, the number of shares outstanding was 158.7 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

9	Earnings per share (continued)

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
	2004	2003	2004	2003
		Restated –		Restated –
(in millions)		Note 2		Note 2

Weighted average shares outstanding	158.7	158.5	158.7	158.5
Dilutive effect of stock options	0.2	0.5	0.3	0.5

Weighted average diluted shares outstanding	158.9	159.0	159.0	159.0

(in dollars)

Basic earnings per share	$0.53	$0.22	$0.67	$0.86
Diluted earnings per share	$0.53	$0.22	$0.67	$0.86

For the quarter ended June 30, 2004, options exercisable for 5,642,847 Common Shares (quarter ended June 30, 2003 – 1,171,540) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the six months ended June 30, 2004, options exercisable for 1,305,600 Common Shares (six months ended June 30, 2003 – 1,171,540) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

10	Stock-based compensation

In 2004, under CPR’s stock option plans, the Company issued 1,741,400 options to purchase Common Shares at the weighted average price of $32.50 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 555,700 SARs were issued at the weighted average exercise price of $32.50.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plan as of June 30:

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,226,674	$28.20	4,873,791	$26.61
New options granted	1,741,400	32.50	1,638,580	31.47
Exercised	(56,255)	13.40	(24,084)	11.60
Forfeited/cancelled	(55,818)	20.48	(43,837)	26.04
Expired	–	–	(1,003)	9.80

Outstanding, June 30	7,856,001	$29.32	6,443,447	$27.90

Options exercisable at June 30	1,285,419	$24.14	834,202	$17.28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

10	Stock-based compensation (continued)

In the fourth quarter of 2003, CPR prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the six months
		ended June 30		ended June 30
		2004	2003	2004	2003
			Restated –		Restated –
			Note 2		Note 2

Net income (in millions)	As reported	$83.7	$34.1	$107.2	$136.0
	Pro forma	$83.4	$33.5	$106.3	$135.1

(in dollars)

Basic earnings per share	As reported	$0.53	$0.22	$0.67	$0.86
	Pro forma	$0.53	$0.21	$0.67	$0.85

Diluted earnings per share	As reported	$0.53	$0.22	$0.67	$0.86
	Pro forma	$0.52	$0.21	$0.67	$0.85

Under the fair value method, the fair value of options at the grant date is $9.5 million for options issued in 2004 (six months ended June 30, 2003 – $9.4 million). The weighted average fair value assumptions were:

	For the six months
	ended June 30
	2004	2003

Expected option life (years)	4.50	4.41
Risk-free interest rate	4.15%	4.14%
Expected stock price volatility	28%	30%
Expected annual dividends per share	$0.50	$0.50
Weighted average fair value of options granted during the year	$8.04	$8.49

11	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended June 30, 2004, was $19.8 million (quarter ended June 30, 2003 – $14.3 million) and for the six months ended June 30, 2004, was $39.1 million (six months ended June 30, 2003 – $20.9 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(unaudited)

12	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2004, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company is investigating environmental contamination at an owned property in the United States that had been leased to third parties. The costs of remediation at this site cannot be reasonably estimated at this time but could be material. The Company believes that the environmental condition was substantially caused by the former lessees and not by the Company. The Company has filed a claim against the former lessees seeking to recover all or substantially all of the costs of remediation.

Capital commitments
At June 30, 2004, CPR had multi-year capital commitments of $563.4 million, in the form of signed contracts or letters of intent, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2004 through 2018.

Operating lease commitments
At June 30, 2004, minimum payments under operating leases were estimated at $506.7 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2004 – $64.4 million; 2005 – $119.9 million; 2006 – $99.6 million; 2007 – $71.5 million; 2008 – $53.2 million.

Guarantees
The Company has residual value guarantees on operating lease commitments of $81.2 million at June 30, 2004. In addition, at June 30, 2004, the Company has a $5.0-million guarantee with a bank to repurchase track materials in the event of a third party default on a loan.

The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2004, these accruals amounted to $9.2 million.

13	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2004.

Summary of Rail Data

Second Quarter					Year-to-date
2004	2003(1)	Variance	%		2004	2003(1)	Variance	%

				Financial (millions, except per share data)
				Revenues
$959.0	$874.8	$84.2	9.6	Freight	$1,812.7	$1,709.7	$103.0	6.0
45.7	39.3	6.4	16.3	Other	78.6	83.2	(4.6)	(5.5)

1,004.7	914.1	90.6	9.9		1,891.3	1,792.9	98.4	5.5

				Expenses (2)
318.1	281.6	36.5	13.0	Compensation and benefits	627.1	568.5	58.6	10.3
107.9	105.4	2.5	2.4	Fuel	207.6	211.0	(3.4)	(1.6)
45.5	47.7	(2.2)	(4.6)	Materials	99.3	98.0	1.3	1.3
60.9	63.2	(2.3)	(3.6)	Equipment rents	119.5	130.1	(10.6)	(8.1)
102.7	90.9	11.8	13.0	Depreciation and amortization	202.3	181.6	20.7	11.4
149.0	139.4	9.6	6.9	Purchased services and other	298.9	299.9	(1.0)	(0.3)

784.1	728.2	55.9	7.7		1,554.7	1,489.1	65.6	4.4

220.6	185.9	34.7	18.7	Operating income before other specified items (3)	336.6	303.8	32.8	10.8
10.1	8.2	1.9	23.2	Other charges	14.7	12.7	2.0	15.7
57.1	53.9	3.2	5.9	Interest expense	111.1	112.2	(1.1)	(1.0)
49.9	39.9	10.0	25.1	Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (3)	69.5	57.7	11.8	20.5

103.5	83.9	19.6	23.4	Income before foreign exchange gains (losses) on long-term debt and other specified items (3)	141.3	121.2	20.1	16.6

				Foreign exchange gains (losses) on long-term debt (FX on LTD)
(20.0)	98.3	(118.3)	-	FX on LTD	(33.3)	169.1	(202.4)	-
0.2	(6.7)	6.9	-	Income tax on FX on LTD	(0.8)	(12.9)	12.1	-

(19.8)	91.6	(111.4)	-	FX on LTD (net of tax)	(34.1)	156.2	(190.3)	-

				Other specified items
-	(215.1)	215.1	-	Special charge for labour restructuring and asset impairment	-	(215.1)	215.1	-
-	73.7	(73.7)	-	Income tax on special charge	-	73.7	(73.7)	-

-	(141.4)	141.4	-	Special charge (net of tax)	-	(141.4)	141.4	-

$83.7	$34.1	$49.6	145.5	Net income	$107.2	$136.0	($28.8)	(21.2)

				Earnings per share (EPS)
$0.53	$0.22	$0.31	140.9	Basic earnings per share	$0.67	$0.86	($0.19)	(22.1)
$0.53	$0.22	$0.31	140.9	Diluted earnings per share	$0.67	$0.86	($0.19)	(22.1)

				EPS before FX on LTD and other specified items
$0.65	$0.53	$0.12	22.6	Basic earnings per share	$0.89	$0.76	$0.13	17.1
$0.65	$0.53	$0.12	22.6	Diluted earnings per share	$0.89	$0.76	$0.13	17.1
158.7	158.5	0.2	0.1	Weighted average number of shares outstanding (millions)	158.7	158.5	0.2	0.1

78.0	79.7	(1.7)	-	Operating ratio before other specified items (3)(4) (%)	82.2	83.1	(0.9)	-

7.4	7.8	(0.4)	-	ROCE before FX on LTD & other specified items (after tax) (3)(4) (%)	7.4	7.8	(0.4)	-
47.0	46.9	0.1	-	Net debt to net debt plus equity (%)	47.0	46.9	0.1	-

$210.5	$177.7	$32.8	18.5	EBIT before FX on LTD and other specified items (3)(4) (millions)	$321.9	$291.1	$30.8	10.6
$313.2	$268.6	$44.6	16.6	EBITDA before FX on LTD and other specified items (3)(4) (millions)	$524.2	$472.7	$51.5	10.9

(1)	The 2003 financial data has been restated for Stock Option Accounting and Asset Retirement Obligations (ARO) accounting changes.

(2)	Before other specified items.

(3)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2004	2003	Variance	%		2004	2003	Variance	%

				Commodity Data

				Freight Revenues (millions)
$162.1	$143.1	$19.0	13.3	- Grain	$297.1	$272.1	$25.0	9.2
134.2	117.6	16.6	14.1	- Coal	249.5	221.3	28.2	12.7
130.6	111.5	19.1	17.1	- Sulphur and fertilizers	241.8	221.6	20.2	9.1
83.0	85.0	(2.0)	(2.4)	- Forest products	156.4	171.5	(15.1)	(8.8)
107.3	94.0	13.3	14.1	- Industrial products	208.9	197.2	11.7	5.9
82.8	85.4	(2.6)	(3.0)	- Automotive	154.1	168.8	(14.7)	(8.7)
259.0	238.2	20.8	8.7	- Intermodal	504.9	457.2	47.7	10.4

$959.0	$874.8	$84.2	9.6	Total Freight Revenues	$1,812.7	$1,709.7	$103.0	6.0

				Millions of Revenue Ton-Miles (RTM)
5,702	5,228	474	9.1	- Grain	11,264	10,085	1,179	11.7
6,613	5,852	761	13.0	- Coal	12,345	10,824	1,521	14.1
5,854	4,896	958	19.6	- Sulphur and fertilizers	10,805	9,597	1,208	12.6
2,723	2,746	(23)	(0.8)	- Forest products	5,218	5,493	(275)	(5.0)
3,590	3,073	517	16.8	- Industrial products	7,057	6,331	726	11.5
665	741	(76)	(10.3)	- Automotive	1,217	1,429	(212)	(14.8)
6,826	6,244	582	9.3	- Intermodal	13,539	11,824	1,715	14.5

31,973	28,780	3,193	11.1	Total RTMs	61,445	55,583	5,862	10.5

				Freight Revenue per RTM (cents)
2.84	2.74	0.10	3.6	- Grain	2.64	2.70	(0.06)	(2.2)
2.03	2.01	0.02	1.0	- Coal	2.02	2.04	(0.02)	(1.0)
2.23	2.28	(0.05)	(2.2)	- Sulphur and fertilizers	2.24	2.31	(0.07)	(3.0)
3.05	3.10	(0.05)	(1.6)	- Forest products	3.00	3.12	(0.12)	(3.8)
2.99	3.06	(0.07)	(2.3)	- Industrial products	2.96	3.11	(0.15)	(4.8)
12.45	11.52	0.93	8.1	- Automotive	12.66	11.81	0.85	7.2
3.79	3.81	(0.02)	(0.5)	- Intermodal	3.73	3.87	(0.14)	(3.6)
3.00	3.04	(0.04)	(1.3)	Freight Revenue per RTM	2.95	3.08	(0.13)	(4.2)

				Carloads (thousands)
78.4	67.8	10.6	15.6	- Grain	150.2	132.7	17.5	13.2
101.7	93.4	8.3	8.9	- Coal	197.4	175.5	21.9	12.5
60.1	50.4	9.7	19.2	- Sulphur and fertilizers	110.7	98.4	12.3	12.5
41.0	41.9	(0.9)	(2.1)	- Forest products	80.5	84.5	(4.0)	(4.7)
71.3	62.6	8.7	13.9	- Industrial products	141.8	129.1	12.7	9.8
47.0	48.0	(1.0)	(2.1)	- Automotive	90.3	93.8	(3.5)	(3.7)
295.4	274.4	21.0	7.7	- Intermodal	580.7	517.7	63.0	12.2

694.9	638.5	56.4	8.8	Total Carloads	1,351.6	1,231.7	119.9	9.7

				Freight Revenue per Carload
$2,068	$2,111	($43)	(2.0)	- Grain	$1,978	$2,050	($72)	(3.5)
1,320	1,259	61	4.8	- Coal	1,264	1,261	3	0.2
2,173	2,212	(39)	(1.8)	- Sulphur and fertilizers	2,184	2,252	(68)	(3.0)
2,024	2,029	(5)	(0.2)	- Forest products	1,943	2,030	(87)	(4.3)
1,505	1,502	3	0.2	- Industrial products	1,473	1,527	(54)	(3.5)
1,762	1,779	(17)	(1.0)	- Automotive	1,707	1,800	(93)	(5.2)
877	868	9	1.0	- Intermodal	869	883	(14)	(1.6)
$1,380	$1,370	$10	0.7	Freight Revenue per Carload	$1,341	$1,388	($47)	(3.4)

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2004	2003(1)	Variance	%		2004	2003(1)	Variance	%

				Operations and Productivity

59,876	55,818	4,058	7.3	Freight gross ton-miles (GTM) (millions)	115,255	107,532	7,723	7.2
31,973	28,780	3,193	11.1	Revenue ton-miles (RTM) (millions)	61,445	55,583	5,862	10.5
10,281	10,272	9	0.1	Train-miles (thousands)	20,125	20,072	53	0.3

3.00	3.04	(0.04)	(1.3)	Freight revenue per RTM (cents)	2.95	3.08	(0.13)	(4.2)
2.45	2.53	(0.08)	(3.2)	Total operating expenses per RTM (2) (cents)	2.53	2.68	(0.15)	(5.6)
1.31	1.30	0.01	0.8	Total operating expenses per GTM (2) (cents)	1.35	1.38	(0.03)	(2.2)
76.27	70.89	5.38	7.6	Total operating expenses per train-mile (2) (dollars)	77.25	74.19	3.06	4.1

16,535	16,641	(106)	(0.6)	Number of active employees at end of period	16,535	16,641	(106)	(0.6)
16,393	16,507	(114)	(0.7)	Average number of active employees	15,830	15,933	(103)	(0.6)
13,848	13,898	(50)	(0.4)	Miles of road operated at end of period (3)	13,848	13,898	(50)	(0.4)

3,653	3,381	272	8.0	GTMs per average active employee (000)	7,281	6,749	532	7.9
4,324	4,016	308	7.7	GTMs per mile of road operated (3) (000)	8,323	7,737	586	7.6
671	674	(3)	(0.4)	GTMs per active locomotive per day (000)	656	651	5	0.8

5,824	5,434	390	7.2	Average train weights (tons)	5,727	5,357	370	6.9
4,109	4,081	28	0.7	Average train length (feet)	4,082	3,994	88	2.2
24.3	25.7	(1.4)	(5.4)	Average train speed (mph)	23.8	25.6	(1.8)	(7.0)
165	152	13	8.6	On-line car-miles per car-day	155	145	10	6.9

1.20	1.24	(0.04)	(3.2)	U.S. gallons of fuel per 1,000 GTMs	1.25	1.29	(0.04)	(3.1)
1.01	0.95	0.06	6.3	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	0.99	0.92	0.07	7.6
71.8	69.2	2.6	3.8	Diesel fuel consumed – freight & yard (million U.S. gallons)	143.8	138.7	5.1	3.7

2.6	3.1	(0.5)	(16.1)	FRA personal injuries per 200,000 employee-hours	3.0	3.1	(0.1)	(3.2)
2.0	1.7	0.3	17.6	FRA train accidents per million train-miles	2.1	1.7	0.4	23.5

(1)	Prior period has been restated to conform with presentation in 2004.

(2)	Excludes special charge for labour restructuring and asset impairment.

(3)	Excludes track on which CPR has haulage rights.